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FEB 27 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATEWAY FINANCIAL AGENCY CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HC 79 BOX 640
(No. and Street)

OXFORD AR 72565
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SUSAN NECULAE 870 258 3066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HIGGINBOTHAM AND CO. PA CPA's
(Name – *if individual, state last, first, middle name*)

MAIN ST. PO BOX 1466 LABELLE FL 33956
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 17 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/08
SD

OATH OR AFFIRMATION

I, SUSAN L. NECULAE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATEWAY FINANCIAL AGENCY CORPORATION, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

NOTARY PUBLIC-STATE OF FLORIDA
Terri B. James
Commission # DD564113
Expires: JUNE 14, 2010
BONDED THRU ATLANTIC BONDING CO., INC.

Terri B. James
Notary Public

Susan L. Neculae
Signature

TREASURER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATEWAY FINANCIAL AGENCY CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2007

Higginbotham and Company

Certified Public Accountants

Independent Auditor's Report

To The Board of Directors
Gateway Financial Agency Corporation.
Oxford, Arkansas

We have audited the accompanying Balance Sheet of Gateway Financial Agency Corporation as of December 31, 2007, and the related Statement of Income and Retained Earnings, Statement of Changes in Stockholders' Equity and Statement of Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gateway Financial Agency Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principals.

Higginbotham & Co, PA, CPA's

Higginbotham & Company, PA,
Certified Public Accountants

February 18, 2008

GATEWAY FINANCIAL AGENCY CORPORATION
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Current Assets	
Cash	$ 40,742
Prepaid Expenses	2,609
Total Current Assets	43,351
Total Assets	$ 43,351

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts Payable	$ 375
Payroll Tax Payable	3,461
Total Current Liabilities	3,836
Stockholders' Equity	
Common Stock, 1,500 Shares Authorized, 200 Shares Outstanding, No Par Value	7,282
Additional Paid-In Capital	2,809
Retained Earnings	29,424
Total Stockholders' Equity	39,515
Total Liabilities & Stockholders' Equity	$ 43,351

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS,
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenue	
Commissions From Securities Sales	$ 121,200
NASD/NYSE Merger Payment - Note 6	35,000
Total Income	156,200
Agents' Commission Expense	87,990
Gross Profit	68,210
Operating Expenses	
General and Administrative	47,896
Income From Operations	20,314
Other Income	
Interest Income	19
Net Income	20,333
Retained Earnings	
Balance, January 1, 2007	9,091
Balance, December 31, 2007	$ 29,424

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2007

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2006	$ 7,282	$ 2,809	$ 9,091	$ 19,182
2007 Net Income	0	0	20,333	20,333
Balance, December 31, 2007	$ 7,282	$ 2,809	$ 29,424	$ 39,515

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CASH FLOWS - INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2007

Operations:		
Net Income		$ 20,333
Adjustments:		
Decrease in Commissions Receivable	$ 3,560	
Decrease in Prepaid Expense	2,794	
Decrease in Commissions Payable	(3,204)	
Increase in Other Liabilities	3,711	
Decrease in License Fees Payable	(290)	
Total Adjustments		6,571
Cash Used by Operations		26,904
Cash at January 1, 2007		13,838
Cash at December 31, 2007		$ 40,742

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gateway Financial Agency Corporation (the "Company") operates a Broker/Dealer Securities Agency. Commissions are earned by selling securities to clients.

Income Taxes

The Company has elected to be treated as an "S" Corporation whereby the individual stockholders are taxed on their share of the Company's taxable income. Therefore, no provisions for income taxes or credits are included on these financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirement

Under NASD requirement 15c3-1, The company has maintained seven thousand seven hundred fourteen dollars ($7,714) in a separate account at Wachovia Bank in fulfillment of the net capital requirement. As of December 31, 2007, the net capital of the Company is thirty-six thousand nine hundred six dollars ($36,906) which is thirty-one thousand nine hundred six dollars ($31,906) in excess of it's required net capital of five thousand dollars ($5,000).

The net capital of the Company is calculated as follows:

Assets	
Cash in Bank	$ 40,742
Prepaid Expense	2,609
Total Assets	43,351
Less: Total Liabilities	3,836
Total Net Worth	39,515
Less: Deduction for Non-Liquid Assets	2,609
Total Net Capital	36,906
Net Capital Requirement	5,000
Capital In Excess of Net Capital Requirement	$ 31,906

(Continued)

Liabilities		
Total Aggregate Indebtedness	$	3,836
Percentage of Aggregate Indebtedness to Net Capital		10%

Note 3 - Additional Requirements

The Company submitted a Net Capital calculation, computation of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital, with the 2007 Focus Report. There is no material difference between the audited computation and the un-audited computation that was filed on Part II A of that report.

The Company operates under an exemption (k) (1) of Sec Rule 15c3-3 resource requirements.

Note 4 - Related Party Transactions

The Company's owners provide office space to the corporation at no charge.

Included in The Financial Statements are the following amounts that have been paid to related parties.

Agents' Commission Expense Paid to Owner	$	87,990
Salary paid to owner included in General and Administration Expense	$	25,000

Note 5 - Subordinated Liabilities

The Company has no liabilities subordinated to general creditors during the current or prior years.

Note 6 - Merger Fee

During 2007 The National Association of Security Dealers (NASD) and the New York Stock Stock Exchange merged their regulatory functions. As a result of this merger, all broker dealers received a one time fee of $35,000.00

Higginbotham and Company

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To Board of Directors
Gateway Financial Agency Corporation

In planning and performing our audit of the financial statements of Gateway Financial Agency Corporation, for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Gateway Financial Agency Corporation that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the regulations for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objections. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

150 S. Main St., Suite 1 • P.O. Box 1466 • LaBelle, Florida 33975 • (863) 675-3903 • FAX (863) 675-7767

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objections in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc., state and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

HIGGINBOTHAM & COMPANY, PA, CPA'S

February 18, 2008

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: GATEWAY FINANCIAL AGENCY CORPORATION

Address: HC 79 BOX 640 OXFORD AR 72565

Telephone: (870) 258-3066

SEC Registration Number: 8-46992

NASD Registration Number: 35864

(ii) Accounting Firm

Name: HIGGINBOTHAM & CO., PA. CPA'S

Address: MAIN ST. PO BOX 1466 LABELLE, FL 33975

Telephone: (863) 675-3903

Accountant's State Registration Number: AR - 689C

(iii) Audit date covered by the Agreement.

(Month)	(Day)	(Year)
12	31	2007

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(✓) is for the annual audit only for the fiscal year ending 2007*

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature Susan L. Neculae

Name: SUSAN L. NECULAE

(By Firm's FINOP or President)

Title: FINOP Date: 2/22/2008

END